

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

<u>Via E-mail</u>
Anthony Orso
CCRE Commercial Mortgage Securities, L.P.
110 East 59th Street
New York, NY 10022

>   **Re: CCRE Commercial Mortgage Securities, L.P.**
>   **Amendment No. 2 to the Registration Statement on Form S-3**
>   **Filed June 10, 2011**
>   **File No. 333-172863**

Dear Mr. Orso:

        We have reviewed your response to our letter dated May 26, 2011 and have the following additional comments.

<u>Prospectus Supplement</u>

<u>Summary of Prospectus Supplement, page S-9</u>

<u>Transaction Parties; Originators, page S-9</u>

1. We note your response to our prior comment 5. Please revise this section to include bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans.

<u>Risk Factors, page S-33</u>

<u>Early Termination Options of Tenants, page S-58</u>

2. We note your disclosure in this risk factor that some of the mortgage loans in the asset pool may include early termination options. We also note your disclosure in the last full risk factor on page S-76 regarding limited or no historical operating information for a mortgaged property. Please add bracketed disclosure to the Summary of Prospectus Supplement and the Description of the Mortgage Pool sections to include data on the number of mortgage properties in the asset pool that have early termination options, that have no prior operating history or do not have any historical financial information or that were underwritten based on projections of future income to the extent such mortgage properties will be included in the asset pool.

Base Prospectus

Cover Page

3. While we note your response to our prior comment 7, it appears that the cover of the base prospectus contemplates the offered certificates and the assets of the related trust fund being insured or guaranteed by your affiliates. Please advise or revise your disclosure so it is consistent with your response to our prior comment 7.

Exhibit 5.1

4. Please update the first paragraph of this opinion as appropriate for any subsequent amendments to the registration statement.

Exhibit 5.2

5. We note that items (ii) and (iii) in the third paragraph of the opinion appear to be legal conclusions that are inappropriate for counsel to assume. Please revise this paragraph to delete these items or advise.

6. Please revise paragraph B of the opinion to delete the language "as of the date hereof" or confirm that you will file the opinion as of the date of effectiveness of the registration statement.

7. Please also revise paragraph B of the opinion to state that the discussion in the tax consequences section is counsel's opinion.

8. Please revise the penultimate paragraph of the opinion to consent to the prospectus discussion of the opinion.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Patrick T. Quinn, Esq.
        Cadwalader, Wickersham & Taft LLP